July 9, 2008
VIA EDGAR AND FEDERAL EXPRESS
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Jeffrey P. Riedler and Sebastian Gomez Abero (Mail Stop 6010)

Re:	Reinsurance Group of America, Incorporated
Registration Statement on Form S-4, filed June 3, 2008
     (File No. 333-151390)
Form 10-K for the Year Ended December 31, 2007,
     filed February 28, 2008
Form 10-Q for the Quarter Ended March 31, 2008, filed May 2, 2008
Gentlemen:
We are writing this letter on behalf of Reinsurance Group of America, Incorporated (“RGA” or the “Company”) in response to the letter, dated July 2, 2008, of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) regarding the above-referenced filing, and the above-referenced periodic reports filed by the Company.
This letter sets forth each comment of the Staff in the comment letter (italicized and numbered in accordance with the comment letter) and, following each comment, sets forth the Company’s response. We have also included in this letter, where relevant, responses forwarded to us by counsel to, and/or representatives of, MetLife, Inc. (“MetLife”) and Morgan Stanley & Co. Incorporated (“Morgan Stanley”) regarding the Staff’s comments relating to the MetLife exchange offer and the fairness opinion provided to the RGA special committee by Morgan Stanley, respectively.
We are concurrently filing Pre-Effective Amendment No. 1 (“Amendment No. 1”) to the Registration Statement on Form S-4 (the “Registration Statement”). We are providing supplementally to the Staff six copies of a version of Amendment No. 1 that has been marked by the financial printer to show the changes since the previous filing of the Registration Statement on June 3, 2008. All page references in the responses set forth below are to the pages of Amendment No. 1 that have been

U.S. Securities and Exchange Commission
Division of Corporation Finance
July 9, 2008

marked by the financial printer. Terms not otherwise defined in this letter shall have the meanings set forth in Amendment No. 1.
Registration Statement on Form S-4
General
1.	Please note that you are required to file with the Commission any written instructions, scripts, and outlines that will be used by any person that solicit proxies on behalf of the company through personal interviews, or telephone, and all other soliciting material that will be furnished to the security holders of the company.
The Staff’s comment is duly acknowledged.
2.	Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not complete lists. If our comments are applicable to portions of the filing that we have not cited as examples, or if our comments relating to the proxy statement/prospectus are applicable to the exchange offer prospectus, please make the appropriate changes to all applicable sections in accordance with our comments.
The Staff’s comment is duly acknowledged.
Proxy Statement/Prospectus
Cover page of Proxy Statement/Prospectus
3.	Please revise the cover page of the proxy statement/prospectus and the exchange offer prospectus to disclose that the recapitalization and exchange offer will not be consummated unless at least 90% of the RGA class B common stock held by MetLife is distributed in the exchange offer.
          The disclosure on the cover page of the proxy statement/prospectus and the exchange offer prospectus has been revised to reflect the Staff’s comment.
4.	Please revise the cover page of the proxy statement/prospectus to disclose the page number of the “Risk Factors” section.
          The disclosure on the cover page of the proxy statement/prospectus and the exchange offer prospectus has been revised to reflect the Staff’s comment.

U.S. Securities and Exchange Commission
Division of Corporation Finance
July 9, 2008

Questions and Answers about the RGA Special Meeting, page Proxy-1
Q: What is happening in this transaction?, page Proxy-1
5.	If true, please clarify here and elsewhere in the proxy statement/prospectus, as it may be appropriate, that in the recapitalization each one share of RGA common stock will be reclassified into one share of RGA class A common stock. Also, please clarify, if true, that each one share of RGA class A common stock held by MetLife, other than the recently acquired stock, will be reclassified into one share of RGA class B common stock.
          The disclosure on pages Proxy-1, Proxy-11, Proxy-13, Proxy-34, Proxy-46 and Proxy-53 of the proxy statement/prospectus has been revised in response to the Staff’s comment.
          Q: What RGA shareholder approvals are needed for the divesture to occur?, page Proxy-2
6.	We note that approval of the governance proposals and the Section 382 shareholder rights plan require the affirmative vote of the holders of a majority of the outstanding shares of RGA common stock present in person or by proxy and entitled to vote on the proposal. We also note that MetLife has agreed to vote its shares in favor of the proposals. If approval of these proposals is assured because of MetLife’s ownership of 52% of the RGA common stock, then please revise the proxy statement/prospectus to clarify that such approval is assured.
          The Staff is supplementally advised that the approval of the governance proposal requires the affirmative vote of a majority of the outstanding shares of RGA common stock, and the approval of the Section 382 shareholder rights plan requires the affirmative vote of the holders of a majority of the outstanding shares of RGA common stock present in person or by proxy and entitled to vote on the proposal. As the holder of a majority of the outstanding shares of RGA common stock, MetLife’s agreement to vote its shares of RGA in favor of the proposals, subject to certain conditions, will assure approval of the governance proposals and the Section 382 shareholder rights plan (assuming that the other conditions to completing the exchange offer and the recapitalization are satisfied or waived). In response to the Staff’s comment, the disclosure on pages Proxy-3, Proxy-18, and Proxy-50 of the proxy statement/prospectus has been revised to clarify the foregoing.
Q. What if RGA shareholders do not vote?, page Proxy-4
7.	Please expand your disclosure to describe the effect “broker non-votes” will have on each of the proposals.
          The disclosure on pages Proxy-5 and Proxy-50 of the proxy statement/prospectus has been revised in response to the Staff’s comment.

U.S. Securities and Exchange Commission
Division of Corporation Finance
July 9, 2008

Summary, page Proxy-8
Recapitalization and Distribution Agreement, page Proxy-9
Exchange Offer, page Proxy-10
8.	We note your disclosure that “MetLife will determine the exchange ratio, or the method of how the exchange ratio will be determined prior to launching the exchange offer...” Since the exchange ratio will depend on the market prices of the MetLife and RGA shares on each of the last two trading days prior to the expiration of the exchange offer, the exchange ratio will not be known until the last day of the exchange offer. Therefore, please revise your disclosure to refer to the discount to the market price of the RGA common stock that MetLife will offer in the exchange offer rather than referring to “the exchange ratio.” Also please disclose what that discount will be.
          The disclosure on pages Proxy-1, Proxy-12, and Proxy-36 through Proxy-38 of the proxy statement/prospectus has been revised in response to the Staff’s comment, and the discount will be disclosed in the final form of proxy statement/prospectus.
9.	Please expand your disclosure in the proxy statement/prospectus to provide further detail as to how the exchange ratio will be calculated. You should disclose how the exchange ratio will be affected by the discount to the market price of the RGA common stock, the changing market prices of the MetLife and RGA shares during the exchange offer, and the limit on the number of shares of RGA class B common stock that tendering MetLife stockholders can receive. Please consider using one or more examples, like it was done in the exchange offer prospectus, to clarify your disclosure.
          The disclosure on pages Proxy-1, Proxy-6, Proxy-12, and Proxy-36 of the proxy statement/prospectus has been revised in response to the Staff’s comment, which disclosure conforms to that which appears in the exchange offer prospectus on this topic.
Debt Exchanges/Subsequent Split-Offs, page Proxy-11
10.	We note that RGA is contractually obligated to enter into registration rights agreements in the event banks participating in the debt exchanges request it. Please revise to disclose, if true, that RGA will be responsible for the cost of such registration rights agreement.
          The recapitalization and distribution agreement provides only that any registration rights agreements to be negotiated with the participating banks shall be on terms reasonably satisfactory to RGA. Disclosure to this effect has been added on pages Proxy-12, Proxy-28 and Proxy-38 of the proxy statement/prospectus in response to the Staff’s comment. The Staff is supplementally advised that the registration rights agreement, including the party responsible for the costs of such agreement, has not yet been finalized.

U.S. Securities and Exchange Commission
Division of Corporation Finance
July 9, 2008

The RGA Special Meeting Proposals, page Proxy-12
Disadvantages of the Divestiture to RGA and Its Shareholders, page Proxy-15
11.	Please revise your disclosure under this heading to add a second bullet point addressing the substantial risk that the RGA class B shareholders will have the right to vote separately on a conversion of RGA class B common stock into RGA class A common stock, if proposed by the RGA board of directors, and that it is probable that such conversion would not be approved as it is not in the best interests of the RGA class B shareholders.
          In response to the Staff’s comment, a risk factor has been added on page Proxy-29 of the proxy statement/prospectus to reflect that it is possible that the conversion may not be approved because the conversion requires approval of the RGA class B shareholders, and a cross-reference to this risk factor has been added to pages Proxy-17 and Proxy-57 of the proxy statement/prospectus and page Offer-40 of the exchange offer prospectus. RGA respectfully notes that it believes that it is more appropriate to disclose that it is “possible” (rather than “probable”) that the potential conversion may not be approved based on its review of a number of precedent proposals to reunify dual classes of stock. It is noted that, among the seven precedent recapitalization transactions reviewed by the financial advisor to the RGA special committee (and referred to on page Proxy-64 of the proxy statement/prospectus), the high vote stock in many cases traded at a discount to the low vote stock. Further, based on a review of a number of precedent recapitalization transactions by the financial advisor to RGA’s special committee, it was found that, among these precedents, the proposals to unify high-vote and low-vote stock into a single class were strongly approved by shareholders, in most cases by greater than 90%, with a majority of the precedents involving an exchange ratio of 1:1. Most of these precedents required a majority of each class voting separately. It is understood that, although the companies’ reasons for the reclassifications varied, such reasons included factors such as one or more of the following: improved liquidity and trading efficiencies by virtue of a larger number of outstanding shares of a single class, reductions in administrative expenses, simplification of capital structure, and less potential for investor confusion, each of which could generally benefit both classes of stock. Accordingly, RGA believes that the more accurate risk factor disclosure is to note that it is possible, rather than probable, that a unification of the RGA class A common stock and RGA class B common stock, if proposed by the RGA board of directors, would not be approved.

U.S. Securities and Exchange Commission
Division of Corporation Finance
July 9, 2008

12.	You disclose that RGA may be restricted from engaging “in certain transactions” that could jeopardize the tax-free status of the split-off. Please expand your disclosure to identify the type of transactions that RGA may be restricted from engaging.
          The disclosure on pages Proxy-16 and Proxy-56 of the proxy statement/prospectus has been revised in response to the Staff’s comment.
13.	You disclose that under certain circumstances, if RGA were to cause the divestiture to be taxable to MetLife, RGA could be obligated to indemnify MetLife against significant tax liabilities. Please revise your disclosure to identify the circumstances under which the divestiture would be taxable to MetLife causing RGA to be liable under its indemnification obligations.
          The disclosure on pages Proxy-16 and Proxy-56 of the proxy statement/prospectus has been revised in response to the Staff’s comment.
Risk Factors, page Proxy-17
14.	Please expand your disclosure under this subheading to describe the principal risks relating to this transaction.
          The disclosure on page Proxy-19 of the proxy statement/prospectus has been revised in response to the Staff’s comment.
Risk Factors, page Proxy-20
15.	Please delete the statement: “[t]he risks described below and elsewhere in this document are not the only ones that relate to the RGA special meeting proposals. The risks described below are considered to be the most material. However, there may be other unknown or unpredictable economic, business, competitive, regulatory, geopolitical or other factors that also could have material adverse effects on the recapitalization and on any investment in RGA class A common stock or RGA class B common stock.” It is not appropriate to refer to other risks that are not disclosed.
          The disclosure on page Proxy-23 of the proxy statement/prospectus has been revised to delete the statement identified by the Staff.

U.S. Securities and Exchange Commission
Division of Corporation Finance
July 9, 2008

16.	There is a substantial risk that the conversion of the RGA class B common stock into RGA class A common stock will not take place even if proposed by the RGA board of directors. Such conversion would require the approval of Class B shareholders as a separate class and it does not appear that the Class B shareholders would have an incentive to approve such conversion. Therefore, please include a new risk factor relating to this risk in a separate and appropriately captioned risk factor.
          Although RGA does not believe, for the reasons discussed in the response to Comment 11, that there is material risk that the conversion, if proposed by the RGA board of directors, would not be approved, a risk factor regarding the possibility of such outcome has been included on page Proxy-29 of the proxy/statement prospectus.
17.	We note that Fitch Ratings placed the company on Rating Watch Negative after the announcement of the recapitalization and distribution. Fitch Ratings also indicated that it expects to downgrade the company’s ratings by no more than two notches. Please consider the need to add an updated risk factor relating to a possible downgrade of the ratings.
          In response to the Staff’s comment, disclosure of the Fitch announcement has been added to page Proxy-57. The Staff is supplementally advised, however, that RGA does not believe that a risk factor regarding possible downgrades is appropriate. RGA only considers the ratings of S&P, Moody’s and A.M. Best as relevant, and none of them have announced possible downgrades. Those rating agencies are the only ones that RGA meets with on a regular basis and to which RGA provides information. RGA has not met with or discussed the proposed recapitalization/divestiture with Fitch, and has not provided it with any information regarding the transaction. Fitch itself notes that its ratings of RGA are based only on public information. Based on discussions with its security holders and clients, RGA believes they generally view Fitch’s ratings of RGA as insignificant.
The existence of RGA class B common stock may make RGA more susceptible to takeover or control, page Proxy-23
18.	This risk factor appears to be very similar to the risk factor appearing under the heading “The RGA class B common stock will control the election of at least 80% of RGA’s directors...” on page Proxy-27. Please consider combining the two risk factors.
          In response to the Staff’s comment, the disclosure on page Proxy-28 of the proxy statement/prospectus has been revised to combine the two risk factors.
The Transactions, page Proxy-31
Background of the Disclosure, page Proxy-33

U.S. Securities and Exchange Commission
Division of Corporation Finance
July 9, 2008

19.	On page Proxy-35 you disclose that during an October 25, 2006 meeting of the RGA special committee, Morgan Stanley reviewed with the RGA special committee “a possible alternative transaction structure that would result in a single class of stock, rather than a dual class structure.” Please expand your disclosure to describe why the RGA special committee did not pursue that possible alternative transaction structure.
          The disclosure on pages Proxy-41 and Proxy-42 of the proxy statement/prospectus has been revised in response to the Staff’s comment. As disclosed, the alternative transaction structure was not pursued due to difficulties in identifying and valuing a MetLife business to be included in the alternative transaction structure.
20.	You disclose that at the October 25, 2006 special committee meeting, the RGA special committee discussed that the RGA public shareholders may not be receiving sufficient benefit for agreeing to reduce their voting power over the selection of the RGA board of directors. We also note that during an April 19, 2007 meeting, representatives of Morgan Stanley reviewed with the RGA special committee “...the possibility of seeking additional economic value in the transaction given the tax benefit of the transaction to MetLife...” Please expand your disclosure to state whether the RGA special committee sought additional economic value in the transaction. If it did not, please explain why. If it did, please expand to describe what that additional economic value was and whether MetLife agreed to it.
          The disclosure on page Proxy-43 of the proxy statement/prospectus has been revised in response to the Staff’s comment. As disclosed, the RGA special committee sought, but was not able to obtain, additional economic value due to MetLife’s unwillingness to provide such additional economic value, including as a result of IRS and related tax limitations.
21.	We note that during the April 19, 2007 meeting, representatives of Morgan Stanley also reviewed with the RGA special committee “potential effects on the public RGA shareholders from any discount offered by MetLife in the split-off.” Please expand your disclosure to address whether the RGA special committee requested any changes to the transaction to address this concern.
          The disclosure on page Proxy-43 of the proxy statement/prospectus has been revised in response to the Staff’s comment. As disclosed, Metlife was unwilling to allow RGA to participate with MetLife in the pricing of the exchange offer.
22.	We note your disclosure about the letter the RGA special committee sent to the third party on March 10, 2008 and that party’s subsequent communication with MetLife on March 12, 2008. Please expand your disclosure to indicate whether the RGA special committee further pursued a possible transaction with that third party and whether RGA has ended negotiations with that third party. If the RGA special committee did not further pursue the transaction or ended negotiations, please disclose the reasons why it decided not to further pursue a possible transaction with that third party. We note that the preliminary price offered by that third party represented “a substantial premium to the then current market price of the

U.S. Securities and Exchange Commission
Division of Corporation Finance
July 9, 2008

RGA common stock” and that the recapitalization/split-off had several disadvantages to the public RGA shareholders.
          The disclosure on page Proxy-45 of the proxy statement/prospectus has been revised in response to the Staff’s comment. As disclosed, the third party has not responded to the RGA special committee or its advisors since RGA last communicated with the third party in March 2008.
Proposal One: Approval of the Recapitalization and Distribution Agreement, page Proxy-45
RGA’s Reasons for the Recapitalization, page Proxy-45
23.	We note your disclosure in the second bullet point on page Proxy-49 stating that “none of the three principal rating agencies that meet with RGA on a regular basis .... has advised RGA of any expected change in the ratings...” We also note that Fitch Ratings placed the company on Rating Watch Negative and indicated that it expects to downgrade the company’s ratings by no more than two notches. Please update your disclosure to reflect Fitch’s announcement or explain why the announcement is not material and does not need to be disclosed.
          The disclosure on page Proxy-57 of the proxy statement/prospectus has been revised in response to the Staff’s comment, as disclosed in the response to Comment 17.
Opinion of the RGA Special Committee’s Financial Advisor, page Proxy-50
24.	Please disclose whether any companies or precedent transactions meeting the selection criteria for the historical trading analysis, liquidity analysis and precedent recapitalization transaction analysis were excluded from the analyses and, if so, the reasons for making such exclusions.
          The Staff is supplementally advised that Morgan Stanley has advised that no companies or precedent transactions meeting the selection criteria for the historical trading analysis, liquidity analysis or precedent transaction analysis were excluded from such analyses.
Regression Analysis, page Proxy-54
25.	Please expand your disclosure of the regression analysis to quantify the calculations that supported your conclusion that there was a statistically significant relationship between the ratio of trading price to average book value as compared to return on average equity.
          The disclosure on page Proxy-62 of the proxy statement/prospectus has been revised in response to the Staff’s comment.

U.S. Securities and Exchange Commission
Division of Corporation Finance
July 9, 2008

Liquidity Analysis, page Proxy-54
26.	Please expand your disclosure, preferably in tabular format, to quantify the data that supports the conclusions noted in the five bullet points appearing on pages Proxy-54 and Proxy-55.
          The disclosure on page Proxy-63 of the proxy statement/prospectus has been revised in response to the Staff’s comment.
Precedent Recapitalization Transaction Analysis, page Proxy-55
27.	Please clarify what you meant by the statement that “there was no conclusive evidence indicating that the low-vote stock would trade at a discount to the high-vote stock.” It is not clear if you meant that you did not have enough data to make a determination or if it meant that the data you had showed that there was no such discount.
          The disclosure on page Proxy-64 of the proxy statement/prospectus has been revised in response to the Staff’s comment.
Low-Vote Stock Price Performance Analysis, page Proxy-55
28.	Please expand your disclosure to provide in tabular format the data that supports Morgan Stanley’s conclusion. Also, we note that Morgan Stanley qualified its conclusion by using language like “there was no conclusive evidence to suggest” and “would necessarily negatively affect.” Please explain why the conclusion is qualified in such way. Did Morgan Stanley observe that the stock of the comparable companies was negatively affected as compared to the S&P 500 and applicable S&P industry index, but could not conclude that the reason for it was the recapitalization?
          The disclosure on page Proxy-65 of the proxy statement/prospectus has been revised in response to the Staff’s comment.
Current Dual-Class Trading Summary, page Proxy-55
29.	We note the disclosure that “...the two classes generally trade in line with each other.” Please disclose in how many of the forty-five companies the two classes generally trade in line with each other.
          The disclosure on page Proxy-65 of the proxy statement/prospectus has been revised in response to the Staff’s comment.

U.S. Securities and Exchange Commission
Division of Corporation Finance
July 9, 2008

Miscellaneous, page Proxy-56
30.	Please revise to quantify the portion of Morgan Stanley’s fee that is contingent upon the closing of the transaction.
          The Staff is supplementally advised that the fees payable to Morgan Stanley contingent upon consummation of the transaction are not yet determinable but will be included in the proxy statement/prospectus when they are determined, and the disclosure on page Proxy-66 of the proxy statement/prospectus has been revised to provide for such disclosure in response to the Staff’s comment.
31.	You disclose that in the two years prior to the date of the fairness opinion, Morgan Stanley and its affiliates provided financing services for RGA and MetLife, and received fees for rendering of those services. Your disclosure does not quantify the fees paid to Morgan Stanley and its affiliates. Please revise your disclosure to provide such quantification.
          The disclosure on page Proxy-66 of the proxy statement/prospectus has been revised in response to the Staff’s comment.
Proposal Four: Class B Potential Conversion Following Divestiture, page Proxy-68
32.	We note that converting from the dual class structure into a single class structure would require the approval of holders of a majority of each class of RGA stock. It is not clear what incentive, if any, holders of RGA class B common stock will have to vote in favor of converting into a single class structure since they would be giving up their right to elect 80% of the board of directors. Please revise the disclosure in the response to the question “Other than the voting rights of the RGA board of directors...” starting on page Proxy-6 and throughout the rest of the proxy statement/prospectus to clarify that under Missouri law the conversion will require the approval of holders of a majority of RGA class B common stock. Also, please clarify throughout the proxy statement/prospectus that approval of the conversion will not be in the best interests of RGA class B shareholders.
          The disclosure on page Proxy-7, Proxy-11, Proxy-35, and Proxy-110 and elsewhere in the proxy statement/prospectus has been revised in response to the Staff’s comment regarding the need for a separate class vote (which is specified in the proposed amended and restated articles of incorporation). However, RGA believes that it could be potentially misleading to state that the conversion, if proposed by the RGA board of directors, would not be in the best interests of RGA class B shareholders. As noted in the response to Comment 11, if the RGA board of directors determines to propose the conversion, there could be several reasons for such conversion that may be in the interests of the RGA class B shareholders, including improved liquidity and trading efficiencies by virtue of a larger number of outstanding shares of a single class, reductions in administrative expenses, simplification of capital structure, and less potential for investor confusion.

U.S. Securities and Exchange Commission
Division of Corporation Finance
July 9, 2008

33.	In appropriate locations in the proxy statement/prospectus and exchange offer prospectus, including the questions and answers sections, please disclose the factors the RGA board or directors intends to consider when deciding whether or not to submit a proposal to RGA shareholders to convert the RGA Class B shares into RGA Class A shares.
          The Staff is supplementally advised that the RGA board of directors has not determined the factors it will consider when deciding whether or not to submit a proposal to RGA shareholders to convert RGA class B shares into RGA class A shares, and, therefore, any contrary disclosure may be misleading. As noted in the proxy statement/prospectus, the RGA board of directors has no binding commitment to do so, and there can be no assurance that it will consider the issue or resolve to present such a proposal to shareholders.
The Recapitalization and Distribution Agreement, page Proxy-76
Exchange Offer/Split-Off, page Proxy-79
34.	Please revise your disclosure on page Proxy-80 to define the acronym “VWAP” where it is first used.
          The disclosure on page Proxy-36 of the proxy statement/prospectus has been revised in response to the Staff’s comment.
35.	Please disclose in the paragraph relating to the “Pricing Delay Right” on page Proxy-80 the closing price of RGA common stock on the NYSE on May 30, 2008.
          The disclosure on page Proxy-90 of the proxy statement/prospectus has been revised in response to the Staff’s comment.
Lock-up Period, page Proxy-87
36.	Please disclose the exceptions to RGA’s agreement not to engage in capital raising activities. Also, please disclose MetLife’s exception to the 60-day lock-up period.
          The disclosure beginning on page Proxy-97 of the proxy statement/prospectus has been revised in response to the Staff’s comment.
Representations and Warranties, page Proxy-88
37.	Your description in the proxy statement/prospectus of the representations and warranties made by RGA and MetLife does not include all the representations and warranties appearing in the recapitalization and

U.S. Securities and Exchange Commission
Division of Corporation Finance
July 9, 2008

distribution agreement. Please revise to describe all representations and warranties made or, in the alternative, please confirm that the representations and warranties not described are not material.
          The disclosure beginning on page Proxy-99 of the proxy statement/prospectus has been revised in response to the Staff’s comment.
38.	Some of the representations disclosed in the proxy statement/prospectus are vague. For example, what are RGA and MetLife required to represent about capitalization, litigation, brokers and advisors, and tax filing, IRS ruling requests and tax certificates? Please revise the discussion about the representations and warranties to clarify the representations that the parties are required to make.
          The disclosure beginning on page Proxy-99 of the proxy statement/prospectus has been revised in response to the Staff’s comment.
Security Ownership of Certain Beneficial Owners and Management of RGA, page Proxy-94
39.	Please update the beneficial ownership information on pages Proxy-94 through Proxy-96 to the latest practicable date.
          The Staff’s comment is acknowledged and the dates in the beneficial ownership information have been revised to refer to June 30, 2008. The revised share ownership amounts and percentages describing beneficial ownership as of June 30, 2008 will be included as soon as practicable after such figures have been obtained.
Description of RGA Capital Stock, page Proxy-97
Existing Common Stock, page Proxy-97
40.	Please revise your last sentence under this subheading to state that the RGA class A common stock and RGA class B common stock are expected to be listed on the NYSE rather than disclosing that the stock will be listed on the NYSE. Also, please disclose the expected trading symbol for the RGA class B common stock.
          The disclosure on pages Proxy-6 and Proxy-109 of the proxy statement/prospectus has been revised in response to the Staff’s comment.

U.S. Securities and Exchange Commission
Division of Corporation Finance
July 9, 2008

Legal Matters, page Proxy-109
41.	You disclose that Mr. Hutton will pass upon the validity of the RGA class A common stock. Please revise to disclose who will pass upon the validity of the RGA class B common stock.
          The disclosure on page Proxy-121 of the proxy statement/prospectus has been revised in response to the Staff’s comment to reflect that Mr. Hutton will also pass upon the validity of the RGA class B common stock.
Where You Can Find More Information, page Proxy-110
42.	Please revise RGA’s incorporation by reference section in the proxy statement/prospectus and exchange offer prospectus to incorporate by reference the current report on Form 8-K filed on June 5, 2008.
          The disclosure on page Proxy-123 of the proxy statement/prospectus has been revised in response to the Staff’s comment.
Exchange Offer Prospectus
General
43.	At present, it appears that only RGA, the issuer of the securities being offered as consideration in the tender offer by MetLife, has been designated as a registrant in a Form S-4 filing. Please confirm for us, if true, that MetLife is not a registrant under the Securities Act for purposes of registering the exchange of RGA Class B for MetLife securities. Please briefly summarize the basis for this apparent view. In addition, please advise us what consideration has been given to identifying MetLife as an underwriter and/or a selling security holder in the instant filing. See Item 7 of the Form S-4 and corresponding Item 507 of Regulation S-K.
          The Staff is supplementally advised that consideration has been given to whether MetLife is a registrant under the Securities Act, and following such consideration, we do not believe that such a characterization is appropriate. Rule 405 under the Securities Act, which defines registrant for purposes of the registration forms under the Securities Act, provides that a registrant “means the issuer of the securities for which the registration statement is filed.” MetLife does not fall under the definition of issuer as set forth in Section 2(a)(4) of the Securities Act and therefore should not be characterized as a registrant. Although MetLife may be offering securities to its stockholders, it is not the issuer of such securities and therefore does not appear to be a registrant.
          The Staff is supplementally advised that consideration has also been given to whether MetLife should be identified as an underwriter and/or a selling security holder in the instant

U.S. Securities and Exchange Commission
Division of Corporation Finance
July 9, 2008

filing, and we do not believe that such disclosure is required. According to Item 7 of Form S-4, in the event that a person or party is deemed an underwriter of the securities to be offered, the information required by Item 507 of Regulation S-K must be disclosed to the extent that such information is not already furnished in the Form S-4. Without confirming or denying whether MetLife is an underwriter in the instant filing, it is our view that, even in the event that MetLife were considered to be an underwriter, all of the information required to be disclosed by Item 7 and Item 507 has already been disclosed in the Registration Statement. It should be noted that neither Item requires that a party explicitly identify itself as an underwriter. Therefore, we believe that the disclosure requirements of Item 7 and Item 507 have already been satisfied and that MetLife is not required to identify itself as an underwriter or selling security holder in the Registration Statement.
44.	Please advise us why the proposed pricing mechanism is consistent with Rules 13e-4(d)(1), 13e-4(e)(3), 13e-4(f)(1) and 14e-1(b). In addition, please advise us why this proposed pricing mechanism is consistent with Item 16 to Schedule A.
          In response to the Staff’s comment, we currently intend to send a no-action letter to the Division of Corporation Finance requesting that the Staff confirm that it will not recommend that the SEC take enforcement action pursuant to Rules 13e-4(d)(1), 13e-4(e)(3) or 14e-1(b) with respect to MetLife’s use of the pricing mechanism referenced by the Staff in this question. The proposed pricing mechanism used in MetLife’s exchange offer is substantially similar to the pricing mechanisms used recently in the exchange offers conducted by McDonald’s Corporation, Halliburton Company and Weyerhaeuser Company. In each instance, the Staff provided exemptive relief from Rules 13e-d(1), 13e-4(e)(3), 13e-4(f)(1)(ii) and 14e-1(b). See McDonald’s Corporation (avail. Sept. 27, 2006), Halliburton Company (avail. Mar. 23, 2007) and Weyerhaeuser Company (avail. Feb. 23, 2007).
          Similar to the pricing mechanisms used in each of the above-referenced exchange offers, the pricing mechanism in the exchange offer is designed to deliver a specified dollar value of RGA class B common stock in exchange for a fixed dollar value of tendered MetLife common stock. To encourage participation, the exchange ratio in the exchange offer will reflect a discount in order to provide tendering MetLife stockholders with RGA class B common stock with a value in excess of that of the MetLife common stock that they are tendering (i.e., for each $1.00 of MetLife common stock tendered, participants will receive an amount of RGA common stock worth some value in excess of $1.00 (subject to the limit on the exchange ratio described below)). The fixed percentage discount will be set prior to the commencement of the exchange offer and will remain constant during the offer period. As described in further detail in the exchange offer/prospectus, the precise number of shares of RGA common stock that tendering MetLife stockholders will receive will be based on the relative prices of MetLife common stock and RGA common stock on the New York Stock Exchange for the last two trading days of the offer period. Furthermore, the number of shares of RGA class B common

U.S. Securities and Exchange Commission
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stock receivable for tendered MetLife common stock is subject to a specified limit that is designed to ensure that an unusual or unexpected drop in the trading price of RGA common stock, relative to the trading price of MetLife common stock, would not result in an unduly high number of shares of RGA class B common stock being exchanged per share of MetLife common stock accepted in the exchange offer. If the limit is in effect at the close of the originally contemplated offer period, the final exchange ratio will be fixed at the limit and the exchange offer will be automatically extended to permit shareholders to tender or withdraw their shares of MetLife common stock.
          The proposed pricing mechanism for the exchange offer is consistent with the intent of the tender offer rules, namely the protection of investors. In fact, the proposed pricing mechanism results in a fixed, constant dollar value exchange (subject to the limit on the exchange ratio described above) and, as compared to a fixed ratio exchange offer, provides greater certainty about the ultimate return to investors and absolute certainty about the maximum number of shares of RGA class B common stock receivable per share of MetLife common stock tendered. In fixed ratio exchange offers, the return to investors depends on the value at expiration of the offer period for both what is offered and what is tendered. These values fluctuate independently and without constraint during the offer period. An investor only realizes the discount or premium initially embedded in the exchange ratio if the prices of the underlying stocks on offer expiration are equal to their prices at the exchange offer’s inception. While sophisticated investors may seek to lock in a discount or premium at the exchange offer’s inception through a variety of trading strategies, less sophisticated investors generally will not lock in the discount at the exchange offer’s inception. Instead, their participation decision may be more heavily influenced by the relative prices of each stock at the end of the exchange offer, which may not necessarily reflect the discount originally provided.
          Furthermore, the two-day pricing period for determining the final exchange ratio also provides protection for investors. In today’s trading environment, a lengthy calculation window is not necessary as new information is reflected in market prices almost instantaneously. A lengthy averaging period increases the likelihood that market-wide fluctuations may influence the calculation of the final exchange ratio and that the prices of the underlying securities at the end of the averaging period will differ significantly from the value ascribed to them by the proposed pricing mechanism—a result that could particularly affect less sophisticated investors who decide whether to participate in an exchange offer based on the final values of the stocks involved. MetLife’s proposed pricing mechanism uses more current pricing through a shorter averaging period, while still providing protection against manipulation that could arise using “point in time” pricing, and should thus benefit investors.

U.S. Securities and Exchange Commission
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Unless the Staff requests otherwise, the foregoing will be set forth in more detail in a no-action letter to the Division of Corporation Finance requesting that the Staff confirm that it will not recommend that the SEC take enforcement action pursuant to Rules 13e-4(d)(1), 13e-4(e)(3) or 14e-1(b) with respect to MetLife’s use of the pricing mechanism referenced by the Staff in this question.
Cover Page of Exchange Offer Prospectus
45.	Please revise the cover page of the exchange offer prospectus to disclose the page number of the “Risk Factors” section.
          The disclosure on the cover page of the exchange offer prospectus has been revised in response to the Staff’s comment.
Questions and Answers about the Exchange Offer, page Offer-1
Q: What is happening in this transaction?, page Offer-1
46.	You disclose that to the extent MetLife or its subsidiaries hold any RGA class B common stock following the exchange offer, MetLife will dispose of such common stock in one or more public or private debt exchanges and/or one or more subsequent split-offs. Unless the terms of such subsequent split-offs will be the same as the terms in the current exchange offer, please revise your disclosure to indicate that the terms of subsequent split-offs may be different from the terms of the current exchange offer. Please clarify, if true, that such terms could be either more favorable or less favorable than the terms of the current exchange offer. Also, please consider the need to add a risk factor disclosing that the terms of subsequent split-offs may be different from the terms of the current exchange offer, and that those terms could be more favorable or less favorable than the current terms.
          The disclosure on pages Proxy-2 of the proxy statement/prospectus, and Offer-2 of the exchange offer prospectus has been revised in response to the Staff’s comment.
Delivery of Shares of RGA Class B Common Stock, page Offer-18
47.	Shares of RGA Class B Common Stock must be delivered promptly upon offer expiration, not “as soon as reasonably practicable after the acceptance of shares” as presently disclosed. Please revise.
          The disclosure on page Offer-20 of the exchange offer prospectus has been revised in response to the Staff’s comment.

U.S. Securities and Exchange Commission
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Risk Factors, page Offer-28
48.	Please delete the statement: “[t]he risks described below and elsewhere in this document are not the only ones that relate to the exchange offer. The risks described below are considered to be the most material. However, there may be other unknown or unpredictable economic, business, competitive, regulatory, geopolitical or other factors that also could have material adverse effects on the exchange offer and, in the case of MetLife stockholders tendering their shares of MetLife common stock pursuant to the exchange offer, on any investment in RGA class B common stock.” It is not appropriate to refer to other risks that are not disclosed.
          In response to the Staff’s comment, the disclosure on page Offer-30 of the exchange offer prospectus has been revised to delete the identified statement.
The Transactions, page Offer-35
49.	Please expand your disclosure to provide RGA’s reasons for the recapitalization. You should discuss RGA’s reasons in addition to MetLife’s reasons because MetLife stockholders will become RGA stockholders if they elect to exchange their shares.
          The disclosure beginning on page Offer-36 has been revised in response to the Staff’s comment.
Effects of the Divesture, page Offer-36
50.	We note your disclosure on page Offer-37 that “MetLife may reissue any shares of MetLife common stock acquired by it in the exchange offer and retained in treasury without further stockholder action for general or other corporate purposes, including stock splits, dividends and acquisitions.” Please revise your disclosure to describe any plans, arrangements or understandings to issue shares of common stock acquired in the exchange offer and retained in treasury. If you have no such plans, arrangements or understandings, please revise your disclosure to state so.
          In response to the Staff’s comment, the disclosure on page Offer-43 of the exchange offer prospectus has been revised to provide that MetLife currently has no such plans, arrangements or understandings.
Withdrawal Rights, page Offer-49
51.	We note that if beneficiaries hold trust interests in the MetLife Policyholder Trust, then withdrawal instructions must be delivered to the trust custodian at least three business days prior to the last day upon which MetLife common stock may be withdrawn. We also note that if the limit on the number of shares that can be received for each share of MetLife common stock tendered is in effect at the expiration of the

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originally contemplated exchange offer period, then the exchange offer will be automatically extended to the end of the second trading day following the original exchange offer period. Since beneficiaries who hold interest in the trust must deliver withdrawal instructions at least three business days in advance of the end of the exchange offer period, and since the exchange offer period will only be extended by two trading days in the event of the limit being in effect, then it appears that beneficiaries who hold interests in the trust will not be able to withdraw their shares if the limit is in effect and the exchange offer is extended. If that is the case, please revise your disclosure to clarify this limitation to withdraw shares by beneficiaries of the trust.
          The disclosure on pages Offer-5, Offer-19 and Offer-50 of the exchange offer prospectus has been revised in response to the Staff’s comment.
Conditions for Completing the Exchange Offer, page Offer — 53
52.	Revise this section to remove the implication that offer conditions may be asserted following offer expiration. We note in particular the language that indicates the offer conditions may be asserted at any time. All conditions to the tender offer must be satisfied or waived prior to offer expiration except those conditions dependent upon the receipt of government approvals. Because the exchange offer is conditioned on the completion of the RGA recapitalization, and the recapitalization is conditioned on the completion of the exchange offer, it appears that RGA will have to make arrangements to pre-file its amended articles with the Secretary’s Office in Missouri in order to complete the recapitalization. Please revise or advise.
          We acknowledge the Staff’s general position that all conditions, other than certain regulatory conditions, must be satisfied before the expiration date of the tender offer. However, for the reasons discussed below, we believe that, in this transaction, it would be appropriate for the conditions to be satisfied or waived prior to the acceptance time, rather than expiration date.
          The conditions to completion of the exchange offer and the recapitalization are described under “The Recapitalization and Distribution Agreement — Recapitalization — Conditions to Completing the Recapitalization” on pages Proxy-87 through Proxy-89, under “—Exchange Offer/Split-Off — Conditions for Completing the Exchange Offer” beginning on page Proxy-91 of the proxy statement/prospectus, and under “The Exchange Offer — Conditions for Completing the Exchange Offer” beginning on page Offer-59 of the exchange offer prospectus. Although it is anticipated that the RGA special meeting will take place at least five business days before the expiration of the exchange offer, the recapitalization and distribution agreement does not permit the exchange offer to take place unless the recapitalization has been completed, as the completion of the exchange offer and the recapitalization are conditioned upon each other. The conditions to completion of the recapitalization include, among other things, that certain customary officers’ certificates, legal opinions and comfort letters be delivered to each of RGA and MetLife, and that articles of amendment be filed with

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          the Office of the Secretary of State of Missouri, which can only take place during normal business hours.
          We understand that the Staff may be concerned that, where the date of acceptance is after the expiration date, a bidder could terminate the tender offer, which would terminate withdrawal rights, and hold the tendered securities until the payment date, hoping that a condition (such as a financing condition) would be satisfied by the payment date. We understand that this could, for example, prevent tendering shareholders from withdrawing their shares and tendering into a competing offer.
          By contrast, in the case of this transaction and as disclosed on page Offer-57, the recapitalization and distribution agreement requires that MetLife, as soon as practicable after the expiration of the exchange offer (but in no event more than one business day following the expiration), accept for payment and consummate the exchange offer. Accordingly, MetLife cannot delay acceptance beyond one business day following the expiration time. Since the transactions must be completed during business hours (in order to file the articles of amendment with the Missouri Secretary of State), this requirement means that the conditions would need to be satisfied or waived during business hours the business day following expiration, thus substantially eliminating any risk to tendering shareholders.
          Moreover, the parties believe that requiring that all conditions be satisfied or waived at the expiration time presents practical difficulties. Since it is believed that many tenders take place during the final hours before expiration, it can be difficult to count and verify that the minimum condition has been satisfied. (In this case, the condition is 90%, and it cannot be waived without the consent of both MetLife and RGA.) We have been advised by the Office of the Secretary of State of Missouri that articles of amendment cannot be submitted conditionally, or withdrawn once filed. Accordingly, it is unclear how the parties could simultaneously determine that that the minimum condition has been satisfied and that the articles of amendment have been filed and accepted, while also satisfying the other conditions.
          Under these circumstances, we respectfully request that the Staff permit the conditions to be satisfied or waived by MetLife prior to acceptance of validly tendered shares, rather than the expiration date. Accordingly, subject to the Staff’s concurrence, the disclosure on page Offer-60 has been revised as follows:
          “However, all conditions for completion of the exchange offer must be satisfied or waived by MetLife prior to acceptance.”

U.S. Securities and Exchange Commission
Division of Corporation Finance
July 9, 2008

53.	We noticed the language “regardless of the circumstances giving rise to [a triggering of any of the offer conditions].” Please revise to indicate that actions and inactions by the bidder(s) are expressly excluded from this position.
          In response to the Staff’s comment, the disclosure on page Offer-60 of the exchange offer prospectus has been revised.
54.	We noticed that MetLife believes its determinations with respect to the offer conditions are final and binding on all parties. Please revise to indicate that security holders have a right to challenge MetLife’s determinations and that only a decision made by a court of competent jurisdiction will be final and binding on security holders.
          The disclosure on page Offer-53 of the exchange offer prospectus has been revised to remove the statement that MetLife’s determinations with respect to offer conditions are final and binding on all parties.
Security Ownership of Certain Beneficial Owners and Management of RGA, page Offer-68
55.	We note that MetLife is not listed as a more than 5% holder of RGA common stock. Please revise the beneficial ownership table to disclose MetLife’s holdings.
          The form of exchange offer prospectus has been revised to note that the RGA beneficial ownership table will conform to that which appears in the proxy statement/prospectus, which discloses MetLife as a more than 5% holder of RGA common stock.
56.	Please update the beneficial ownership information on pages Offer-68 through Offer-73 to the latest practicable date.
          The Staff’s comment is duly acknowledged and the dates in the beneficial ownership information will be revised to refer to June 30, 2008. The revised share ownership amounts and percentages describing beneficial ownership as of June 30, 2008 will be included as soon as practicable after such figures have been obtained.
Where You Can Find More Information, page Offer-87
57.	Please revise MetLife’s incorporation by reference section to incorporate by reference the current report on Form 8-K filed on June 2, 2008.
          The disclosure on page Offer-92 of the exchange offer prospectus has been revised in response to the Staff’s comment.

U.S. Securities and Exchange Commission
Division of Corporation Finance
July 9, 2008

Item 21. Exhibits and Financial Statement Schedules, page II-2
58.	Please file your remaining exhibits with your next amendment or as soon as they become available as we will need time to review prior to granting effectiveness of the registration statement.
The Staff’s comment is duly acknowledged.
59.	Please file as exhibits to your registration statement copies of the IRS rulings RGA and MetLife received.
          MetLife and RGA respectfully contend that they do not believe that filing copies of the IRS rulings is necessary or would provide any information material to MetLife stockholders or RGA shareholders that is not already disclosed in the proxy statement/prospectus and exchange offer prospectus. Neither Item 601 of Regulation S-K nor any other line item requirement of Form S-4 requires the filing of the actual text of the IRS private letter rulings. Further, an IRS private letter ruling is publicly available only in redacted form (where the taxpayer’s name and other identifying information is deleted). Moreover, under applicable IRS rules, a taxpayer generally may request that such ruling not be made publicly available until the transaction that is the subject of the ruling is consummated and, in the current case, both MetLife and RGA have made such a request in accordance with applicable law and the IRS has granted both requests. These rules exist to protect the confidentiality of taxpayer-related information. Accordingly, we respectfully submit that that a filing of the IRS ruling is not required or appropriate.
Exhibit 8.1
60.	Please revise Exhibit 8.1 and the disclosure under the heading “U.S. Federal Income Tax Consequences of the Exchange Offer” in the exchange offer prospectus to specifically state that the discussion in the tax consequences section is the counsel’s opinion. It is not acceptable to only state that the discussion “is accurate in all material respects.”
          In response to the Staff’s comment, Exhibit 8.1 and the disclosure beginning on page Offer-63 of the exchange offer prospectus has been revised.
Form 10-Q for the Fiscal Quarter Ended March 31, 2008
Note 5 — Fair Value Disclosures, page 8
61.	You disclose that most of your Level 2 assets and liabilities are valued based on prices provided by third party pricing services. In addition, you disclose that certain Level 3 investment securities are valued using

U.S. Securities and Exchange Commission
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non-binding broker quotes. It appears to be the case from the disclosure that the pricing services/brokers determine fair value rather than management:
•	If this is not the case, please revise your disclosure to clarify.
•	In either case, please describe the techniques and disclose the assumptions used to determine fair value.
Further, while you are not required to indicate or infer that the third party pricing services/brokers determine fair value, when you do, you must also disclose their names. If you include their names in or incorporate them by reference into a 1933 Securities Act filing, you will also need to include their consents.
          The Company proposes to revise the disclosure in future Form 10-Q and 10-K to provide additional clarity as follows:
          SFAS 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The company utilizes information from third parties, such as pricing services and brokers, to assist in determining fair values for certain assets and liabilities; however, management is ultimately responsible for all fair values presented in the company’s financial statements. SFAS 157 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value: The company performs analysis and review of the information and prices received from third parties to ensure that the prices represent a reasonable estimate of the fair value. This process involves quantitative and qualitative analysis and is overseen by the company’s investment and accounting personnel. Examples of procedures performed include, but are not limited to, initial and ongoing review of third party pricing services and methodologies, review of pricing trends and monitoring of recent trade information. In addition, the company’s investment personnel utilize internal and external cash flow models to analyze the reasonableness of fair values utilizing credit spread and other market assumptions. As a result of the analysis, if the company determines there is a more appropriate fair value based upon the available market data, the price received from the third party is adjusted accordingly.
Level 1
          Quoted prices in active markets for identical assets or liabilities. Level 1 assets and liabilities include investment securities and derivative contracts that are traded in exchange markets.

U.S. Securities and Exchange Commission
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Level 2
          Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or market standard valuation methodologies and assumptions with significant inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 assets and liabilities include investment securities with quoted prices that are traded less frequently than exchange-traded instruments and derivative contracts whose values are determined using market standard valuation methodologies. The market standard valuation methodologies utilized include: discounted cash flow methodologies, matrix pricing or similar techniques. The assumptions and inputs in applying these methodologies include, but are not limited to: interest rates, credit standing of the issuer or counterparty, industry sector of the issuer, coupon rate, call provisions, sinking fund requirements, maturity, estimated duration and management’s assumptions regarding liquidity and future cash flows. This category primarily includes U.S. and foreign corporate securities, Canadian and Canadian provincial government securities, and residential and commercial mortgage-backed securities, among others. Management values most of these securities using information provided by third party pricing services with inputs that are market observable.
Level 3
          Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the related assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using market standard valuation methodologies described above. When observable inputs are not available, the market standard methodologies for determining the estimated fair value of certain securities that trade infrequently, and therefore have little transparency, rely on inputs that are significant to the estimate fair value and that are not observable in the market or cannot be derived principally from or corroborated by observable market data. These unobservable inputs can be based in large part on management judgment or estimation and cannot be supported by reference to market activity. Even though unobservable, management believes these inputs are based on assumptions deemed appropriate given the circumstances and consistent with what other market participants would use when pricing similar assets and liabilities. For invested assets, this category generally includes U.S. and foreign corporate securities (primarily private placements), asset-backed securities (including those with exposure to subprime mortgages), and to a lesser extent, certain residential and commercial mortgage-backed securities, among others. Management values certain of these investment securities utilizing independent, non-binding, broker quotes which utilize inputs that may be difficult to corroborate with observable market data. Additionally, the Company’s embedded derivatives, all of which are associated with reinsurance treaties, are classified in Level 3 since their values

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include significant unobservable inputs associated with actuarial assumptions regarding policyholder behavior. Embedded derivatives are reported with the host instruments on the condensed consolidated balance sheet.
* * * * *
We appreciate the Staff’s continued review and look forward to hearing from you with respect to these comment responses. If you require any additional information on these issues, or if we can provide you with any other information which will facilitate your continued review of this filing, please advise us at your earliest convenience. You may reach me at 314-259-2296 or R. Randall Wang at 314-259-2149, or either of us by fax at 314-259-2020.
Very truly yours,

/s/ James R. Levey

cc:	Christine Allen
Carlton Tartar

Jack B. Lay, Reinsurance Group of America, Incorporated
James L. Lipscomb, MetLife, Inc.
Adam O. Emmerich, Wachtell, Lipton, Rosen & Katz
David K. Lam, Wachtell, Lipton, Rosen & Katz